FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 36 DATED OCTOBER 2, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 29 dated August 1, 2007, supplement no. 30 dated August 3, 2007, supplement no. 31 dated August 15, 2007, supplement no. 32 dated August 16, 2007, supplement no. 33 dated September 5, 2007, supplement no. 34 dated September 13, 2007 and supplement no. 35 dated September 28, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to acquire two six-story office buildings containing approximately 647,196 square feet in Schaumburg, Illinois; and

•	the acquisition of a $21.0 million interest in a $42.0 million mezzanine loan.

Agreement to Purchase the Woodfield Preserve Office Center

We have entered into an agreement to acquire two six-story office buildings containing 647,196 square feet, which includes 610,462 rentable square feet plus 36,734 square feet consisting of storage space, a fitness center, a lower level deli and other amenities (the “Woodfield Preserve Office Center”). On August 27, 2007, our advisor entered into a purchase and sale agreement with Woodfield Preserve Phase I LLC and Woodfield Preserve Phase II LLC (the “Sellers”) to acquire the Woodfield Preserve Office Center. On September 25, 2007, our advisor assigned this purchase and sale agreement to us for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The Sellers are not affiliated with us or our advisor.

The purchase price of the Woodfield Preserve Office Center is approximately $135.8 million plus closing costs. We intend to fund the purchase of the Woodfield Preserve Office Center with proceeds from a loan from an unaffiliated lender and with proceeds from this offering.

The Woodfield Preserve Office Center is located on an approximate 24-acre parcel of land at 10 and 20 North Martingale Road in Schaumburg, Illinois. The Woodfield Preserve Office Center was completed in 2001 and is approximately 96% leased by 26 tenants, including IBM (15%) and Chef Solutions (10%). IBM is one of the world’s top providers of computer hardware, software, semiconductors, infrastructure services, storage systems and peripherals, hosting services and consulting services in areas ranging from mainframe computers to nanotechnology. Chef Solutions is a leading provider of prepared foods and specialty bakery products and solutions to the retail and food service industry.

The current aggregate annual base rent for the tenants of the Woodfield Preserve Office Center is approximately $10.8 million. As of October 2007, the current weighted-average remaining lease term for the tenants of the Woodfield Preserve Office Center is approximately 4.9 years. The IBM lease expires in July 2014, and the average annual rental rate for the IBM lease over the remaining lease term is $18.79 per square foot. IBM has the right, at its option, to extend the lease for two additional five-year periods. IBM also has the right, at its option, to reduce their square footage by no more than 25,000 rentable square feet effective July 31, 2011 with twelve months notice and payment of a space reduction fee. IBM currently leases 95,922 rentable square feet in the Woodfield Preserve Office Center. The Chef Solutions lease expires in March 2013, and the average annual rental rate for the Chef Solutions lease over the remaining lease term is $20.97 per square foot. Chef Solutions has the right, at its option, to extend the lease for one additional five-or ten-year period.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit the $1,000,000 of earnest money paid to date. Under certain conditions if we exercise our option to extend the closing date of the purchase beyond October 5, 2007, we will be required to deposit an additional $1,000,000 of earnest money.

Investment in the One Madison Park Mezzanine Loan

On September 24, 2007, we purchased, through an indirect wholly owned subsidiary, a $21.0 million interest in a $42.0 million mezzanine real estate loan (the “One Madison Park Mezzanine Loan”) from Column Financial, Inc., which is not affiliated with us or our advisor. The purchase price of our interest in the One Madison Park Mezzanine Loan was $21.0 million subject to closing adjustments. The One Madison Park Mezzanine Loan is now owned by two noteholders, including us, each with a pari passu interest.

The borrowers under the One Madison Park Mezzanine Loan are Slazer Enterprises Senior LLC, Madison Park Group Senior LLC, JMJS 23rd Street Realty Senior LLC and FKF Madison Group Senior LLC. Neither we nor our advisor are affiliated with the borrowers. The One Madison Park Mezzanine Loan bears interest at a floating rate of one-month LIBOR plus the applicable spread which is (i) from the closing date through and including the initial maturity date, 611 basis points, and (ii) for the extension period, 661 basis points. The One Madison Park Mezzanine Loan has an initial maturity date of January 9, 2009 with an option to extend the maturity date to July 9, 2009. At September 24, 2007, the one-month LIBOR rate was 5.13%. Prior to maturity, the borrowers under the One Madison Park Mezzanine Loan are required to make monthly interest-only payments to the holders of the mezzanine real estate loan, with the outstanding principal balance being due at maturity. The borrowers are expected to use the One Madison Park Mezzanine Loan as part of the initial project funding. The One Madison Park condominium project is a proposed development of a 50-story luxury residential mixed-use building containing a total of 95 residential apartments and a retail component located at grade level, which will contain a total of approximately 3,647 square feet. The project is located at 20-24 East 23rd Street and 23 East 22nd Street in Manhattan near Madison Square Park in New York, New York. The One Madison Park condominium project, when completed, will exhibit a glass curtain-wall facade with 360 degree views.

The One Madison Park Mezzanine Loan is secured by, among other things, a pledge by the borrowers of all such borrowers’ right, title and interests in the limited liability companies that hold title to the One Madison Park condominium project. The pledge agreement entered into by the borrowers provides that in the event of default under the One Madison Park Mezzanine Loan, the holders of the mezzanine loan may exercise their rights and remedies against the borrowers. With respect to certain “bad boy” acts, amounts outstanding under the One Madison Park Mezzanine Loan are guaranteed by Ira J. Shapiro and Marc Jacobs.

There is up to $125.4 million of senior financing related to the One Madison Park condominium project. As of September 24, 2007 approximately $15.7 million of the $125.4 million of senior financing had been drawn. The senior financing, composed of an acquisition loan, building loan and project loan, is secured by a mortgage for each loan on the One Madison Park condominium project. The senior loans have a maturity date of January 9, 2009 with an option to extend the maturity date to July 9, 2009. Pursuant to an amended and restated intercreditor agreement, our right to payment under the One Madison Park Mezzanine Loan is subordinate to the right to payment of the lender under the senior mortgage loans. The amended and restated intercreditor agreement provides that in the event of a default under the One Madison Park Mezzanine Loan, the holders of the One Madison Park Mezzanine Loan may foreclose on the borrowers’ membership interests in the limited liability companies that hold title to the property subject to the satisfaction of transfer provisions set forth in the amended and restated intercreditor agreement.

Unlike a foreclosure under a deed of trust or mortgage, the foreclosure of a member interest entitles the foreclosing party (in this case, our indirect wholly owned subsidiary) to take title to an equity interest rather than actually taking title to the real property. Foreclosure on the member interest in this transaction would allow us to take indirect control of the One Madison Park condominium project, subject to the senior debt related to the property.

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